Exhibit 3.1

IKENA ONCOLOGY, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Ikena Oncology, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) pursuant to and in accordance with the provisions of Sections 141(f) and 151 of the General Corporation Law of the State of Delaware (the “DGCL”) on August 4, 2023, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series A Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Fifth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), provides for a class of its authorized stock known as preferred stock, consisting of 10,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of 5,000,000 shares of “Series A Non-Voting Convertible Preferred Stock” pursuant to the terms of the Agreement and Plan of Merger, dated as of the date hereof, by and among the Corporation, Portsmouth Merger Sub I, Inc., Portsmouth Merger Sub II, Inc., Pionyr Immunotherapeutics, Inc. and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as Securityholder Agent thereunder (the “Merger Agreement”), and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF PREFERRED STOCK

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act of 1933, as amended. With respect to a holder, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate. A “controlled Affiliate” shall mean an Affiliate of any Person that is controlled by such Person; provided, however, that the Existing Non-Voting Common Stock Holder shall not be deemed a “controlled Affiliate” of the Corporation (including Sections 4.1, 4.2, 7.2, 13 and 16).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 6.5.4.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s voting common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed. For the avoidance of doubt, Common Stock refers to the voting common stock under the Certificate of Incorporation.

“Conversion Shares” means, collectively, the shares of Common Stock or, solely if and to the extent provided in Section 6.1, 6.2 or 6.3 with respect to an Existing Non-Voting Common Stock Holder, Non-Voting Common Stock, as applicable, issuable upon conversion of the shares of Series A Non-Voting Preferred Stock in accordance with the terms hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” means a holder of shares of Series A Non-Voting Preferred Stock.

“Non-Voting Common Stock” means the Corporation’s non-voting common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Global Market, the Nasdaq Capital Market, the Nasdaq Global Select Market, the NYSE American or the New York Stock Exchange (or any successors to any of the foregoing).

2. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series A Non-Voting Convertible Preferred Stock (the “Series A Non-Voting Preferred Stock”) and the number of shares so designated shall be 5,000,000. Each share of Series A Non-Voting Preferred Stock shall have a par value of $0.001 per share. The shares of Series A Non-Voting Preferred Stock shall initially be issued and maintained in the form of securities held in book-entry form.

3. Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series A Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Non-Voting Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Series A Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence. Notwithstanding anything to the contrary herein, the Series A Non-Voting Preferred Stock shall not be entitled to any distribution made pursuant to the Corporation’s Contingent Value Rights Agreement dated as of August 4, 2023 by and between the Corporation and Computershare Inc., as may be amended from time to time (the “CVR Agreement”).

4.	Voting Rights.

4.1 Except as otherwise provided herein or as otherwise required by the DGCL, the Series A Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series A Non-Voting Preferred Stock are outstanding, the Corporation shall not, in addition to any other requirements of the DGCL or the Certificate of Incorporation, without the affirmative vote of the holders of a majority of the then issued and outstanding shares of the Series A Non-Voting Preferred Stock, voting as a single and separate class (excluding, for the avoidance of doubt, any shares of Series A Non-Voting Preferred Stock that are held by the Corporation or its controlled Affiliates (including in treasury), whether repurchased, redeemed, acquired in connection with the indemnification obligations set forth in the Merger Agreement or otherwise which shall not be entitled to a vote): (i) (x) alter or change adversely the powers, preferences or rights given to the Series A Non-Voting Preferred Stock or alter or amend this Certificate of Designation, or (y) amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or bylaws of the Corporation, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock, regardless of whether, in the case of (x) and (y), any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue further shares of Series A Non-Voting Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series A Non-Voting Preferred Stock, (iii) prior to the Stockholder Approval (as defined below), consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority of the capital stock of the Corporation immediately after such transaction, (iv) authorize or issue any class or series of stock that has powers, preferences or rights that are senior to those of the Series A Non-Voting Preferred Stock or (v) enter into any agreement to effect any of the foregoing.

Holders of shares of Common Stock acquired upon the conversion of Series A Non-Voting Preferred Stock shall be entitled to the same voting rights as each holder of Common Stock.

4.2 Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the issued and outstanding shares of Series A Non-Voting Preferred Stock (excluding, for the avoidance of doubt, any shares of Series A Non-Voting Preferred Stock that are held by the Corporation or its controlled Affiliates (including in treasury), whether repurchased, redeemed, acquired in connection with the indemnification obligations set forth in the Merger Agreement or otherwise which shall not be entitled to a vote).

5.	Rank; Liquidation.

5.1 The Series A Non-Voting Preferred Stock shall rank (i) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series A Preferred Stock and (ii) on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5.2 Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if such Holder’s Series A Non-Voting Convertible Preferred Stock Preferred Stock were fully converted (disregarding for such purpose the Non-Voting Beneficial Ownership Limitation) to Common Stock at the Conversion Ratio plus an additional amount equal to any dividends declared but unpaid to such shares, which amounts shall be paid pari passu with all holders of Common Stock. For the avoidance of any doubt, a Fundamental Transaction shall be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall not be treated as if it were a Liquidation.

6.	Conversion.

6.1 Automatic Conversion on Stockholder Approval. Effective as of 5:00 p.m. Eastern time on the third Business Day after the date that the Corporation’s stockholders approve the conversion of the Series A Non-Voting Preferred Stock into shares of Common Stock in accordance with the listing rules of the Nasdaq Stock Market LLC (the “Stockholder Approval”), each share of Series A Non-Voting Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Conversion Ratio (as defined below), subject to the Non-Voting Beneficial Ownership Limitation (the “Automatic Conversion”); provided, that only if such Holder already holds shares of Non-Voting Common Stock prior to the Automatic Conversion (an “Existing Non-Voting Common Stock Holder”), such Existing Non-Voting Common Stock Holder shall receive shares of Non-Voting Common Stock upon the Automatic Conversion in lieu of shares of Common Stock to the extent the issuance of shares of Common Stock to such Holder would result in such Holder, when aggregated with affiliates with whom such Holder is required to aggregate beneficial ownership for purposes of Section 13(d) of the Exchange Act, beneficially owning (for purposes of Section 13(d) of the Exchange Act) more than 9.99% of the Common Stock (the “Non-Voting Beneficial Ownership Limitation”). The Corporation shall inform each Holder of the occurrence of the Stockholder Approval within one Business Day of such Stockholder Approval.

In determining the application of the Non-Voting Beneficial Ownership Limitation solely with respect to the Automatic Conversion, the Corporation shall calculate beneficial ownership for each Holder assuming beneficial ownership by such Holder of: (x) the number of shares of Common Stock issuable to such Holder in such Automatic Conversion, plus (y) any additional shares of Common Stock that the Holder beneficially owns for which a Holder has provided the Corporation with prior written notice within 30 days prior to the date of Stockholder Approval (a “Beneficial Ownership Statement”), and assuming the conversion of all shares of Series A Non-Voting Preferred Stock held by all other Holders into Common Stock less the aggregate number of shares of Series A Non-Voting Preferred Stock held by all other Holders that will not convert into shares of Common Stock on account of the application of any Non-Voting Beneficial Ownership Limitation applicable to any such other Holders. If a Holder fails to provide the Corporation with a Beneficial Ownership Statement within 30 days prior to the date of Stockholder Approval, then the Corporation shall presume the Holder’s beneficial ownership of Common Stock (excluding the Conversion Shares) to be zero. The shares of Series A Non-Voting Preferred Stock that are converted in the Automatic Conversion are referred to as the “Converted Stock”. The Conversion Shares shall be issued as follows:

6.1.1 1 Converted Stock that is registered in book entry form shall be automatically cancelled upon the Automatic Conversion and converted into the corresponding Conversion Shares, which shares shall be issued in book entry form and without any action on the part of the Holders and shall be delivered to the Holders within one Business Day of the effectiveness of the Automatic Conversion.

6.1.2 Converted Stock that is issued in certificated form shall be deemed converted into the corresponding Conversion Shares on the date of Automatic Conversion and the Holder’s rights as a holder of such shares of Converted Stock shall cease and terminate on such date, excepting only the right to receive the Conversion Shares upon the Holder tendering to the Corporation (or its designated agent) the stock certificate(s) (duly endorsed) representing such certificated Converted Stock and any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A Non-Voting Preferred Stock, including pursuant to Section 6.5.3 hereof.

6.1.3 Notwithstanding the cancellation of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock, including pursuant to Section 6.5.3 hereof.

6.2 Conversion at Option of Holder. Subject to Section 6.1, and Section 6.4.3, each share of Series A Non-Voting Preferred Stock shall be convertible, at any time and from time to time following 5:00 p.m. Eastern time on the date of the Stockholder Approval, at the option of the Holder thereof, at the office of the Corporation or any transfer agent for such shares, into a number of shares of Conversion Shares equal to the Conversion Ratio. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. The

“Conversion Date”, or the date on which a conversion shall be deemed effective, shall be defined as the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation; provided, that, the original certificate(s) (if any) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original certificate(s) (if any) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.3 Conversion Ratio. The “Conversion Ratio” for each share of Series A Non-Voting Preferred Stock shall be one (1) share of Common Stock issuable upon the conversion (the “Conversion”) of each share of Series A Non-Voting Preferred Stock (corresponding to a ratio of 1:1), subject to adjustment as provided herein; provided, that any Existing Non-Voting Common Stock Holder shall receive shares of Non-Voting Common Stock upon the Conversion in lieu of shares of Common Stock to the extent the issuance of shares of Common Stock to the Holder would result in the Holder, when aggregated with affiliates with whom such Holder is required to aggregate beneficial ownership for purposes of Section 13(d) of the Exchange Act, beneficially owning (for purposes of Section 13(d) of the Exchange Act) more than the Non-Voting Beneficial Ownership Limitation.

6.4 Reserved.

6.5 Mechanics of Conversion.

6.5.1 Delivery of Certificate or Book Entry Form. Upon Conversion, not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) in the event that the Holder has so elected in a Notice of Conversion, deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series A Non-Voting Preferred Stock or (b) otherwise shall issue and deliver to such Holder or such Holder’s nominees, documentation of the book entry for the number of Conversion Shares being acquired. If in the case of any Notice of Conversion such certificate(s) or documentation of book entry are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or receipt of evidence of book-entry form of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series A Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the reflection of such return of any shares of Common Stock in book entry form, representing the shares of Series A Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.5.2 Obligation Absolute. Subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, the Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1 above, in the event a Holder shall elect to convert any or all of its Series A Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series A Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series A Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1 above, issue Conversion Shares upon a properly noticed conversion.

6.5.3 Cash Settlement. If, at any time after the earlier of Stockholder Approval or six months after the initial issuance of the Series A Non-Voting Preferred Stock pursuant to the Merger Agreement (the earliest such date, the “Cash Settlement Date”), the Corporation (x) has obtained the Stockholder Approval but fails to or has failed to deliver to a Holder certificate or certificates representing the Conversion Shares, or deliver documentation of book entry form of (or cause its transfer agent to electronically deliver such evidence) Conversion Shares, pursuant to Section 6.5.1 on or prior to the third (3rd) Business Day after the date of the Shareholder Approval, or (y) has failed to obtain the Stockholder Approval, the Corporation shall, in either case, at the request of the Holder (a “Request”) setting forth such Holder’s request to cash settle a number of shares of Series A Non-Voting Preferred Stock, pay to such Holder an amount in cash equal to the Fair Value (defined below) of the shares of Series A Non-Voting Preferred Stock set forth in such Request, with such payment to be made within two Business Days from the date of the Request by the Holder, whereupon, after payment in full thereon by the Corporation, the Corporation’s obligations to deliver such shares underlying the Request shall be extinguished. For purposes of this Section 6.5.3, the “Fair Value” of shares shall be fixed with reference to the last reported closing stock price on the principal Trading Market of the Common Stock on which the Common Stock is listed as of the Trading Day on which the Request is delivered to the Corporation. For the avoidance of doubt, the cash settlement provisions set forth in this Section 6.5.3 shall be available irrespective of the reason for the Corporation’s failure to timely deliver Conversion Shares (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation), including due to limitations set forth in Section 6.7, the lack of obtaining Stockholder Approval, or due to applicable stock exchange rules or other applicable law.

6.5.4 Buy-In on Failure to Timely Deliver Certificates. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to provide documentation of book entry form, as applicable, by the Share Delivery Date pursuant to Section 6.5.1 (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series A Non-Voting Preferred Stock equal to the number of shares of Series A Non-Voting Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series A Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series A Non-Voting Preferred Stock as required pursuant to the terms hereof or the cash settlement remedy set forth in Section 6.5.3; provided, however, that the Holder shall not be entitled to receive both (i) reissued shares of Series A Non-Voting Preferred Stock representing the shares of Series A Non-Voting Preferred Stock that had been submitted for conversion for which such conversion was not timely honored and (ii) the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1.

6.6 Reservation of Shares Issuable Upon Conversion. The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock and Non-Voting Common Stock for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Non-Voting Preferred Stock, at least the aggregate number of shares of the Common Stock and Non-Voting Common Stock as shall be issuable (taking into account the adjustments of Section 7) from time to time upon the conversion of all outstanding shares of Series A Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock and Non-Voting Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.7 Fractional Shares. No fractional shares of Common Stock or Non-Voting Common Stock shall be issued upon conversion of the Series A Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of a share of Common Stock on The Nasdaq Stock Market on such date. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Non-Voting Preferred Stock the holder is at the time converting into Common Stock or Non-Voting Common Stock and the aggregate number of shares of Common Stock and/or Non-Voting Common Stock issuable upon such conversion pursuant to the Conversion Ratio.

6.8 Transfer Taxes. The issuance of certificates for shares of the Common Stock or Non-Voting Common Stock upon conversion of the Series A Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series A Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.9 Status as Stockholder. Upon each Conversion Date, (i) the shares of Series A Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock or Non-Voting Common Stock, as applicable, and (ii) the Holder’s rights as a holder of such converted shares of Series A Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock or Non-Voting Common Stock, as applicable, and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A Non-Voting Preferred Stock. In no event shall the Series A Non-Voting Preferred Stock convert into shares of Common Stock or Non-Voting Common Stock prior to the Stockholder Approval.

7.	Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while this Series A Non-Voting Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series A Non-Voting Preferred Stock and shall not include any distribution made pursuant to the CVR Agreement with respect to the then outstanding shares of Common Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination. Upon the occurrence of each adjustment to the Conversion Ratio, the Corporation, at its expense, shall, as promptly as reasonably possible but in any event not later than two (2) business days thereafter, compute such adjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any Holder (but in any event not later than two (2) business days thereafter), furnish or cause to be furnished to such Holder a certificate setting forth (i) the Conversion Price then in effect and (ii) the number of shares of Common Stock or, in the case of any Existing Non-Voting Common Stock Holder, Non-Voting Common Stock which then would be received by such Holder upon conversion.

7.2 Fundamental Transaction. If, at any time while this Series A Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and holds at least a majority of the Common Stock after giving effect to the transaction and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1 above) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, in connection with such Fundamental Transaction, the Holders shall have the right to receive in the Fundamental Transaction, , the same kind and amount of securities, cash or property that a holder of Common Stock would receive if such Holder’s Series A Non-Voting Preferred Stock Preferred Stock were fully converted (disregarding for such purpose the Non-Voting Beneficial Ownership Limitation) to Common Stock, plus an additional amount equal to any dividends declared but unpaid to such shares, which amounts shall be paid pari passu with all holders of Common Stock in the Fundamental Transaction (the “Alternate Consideration”). If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives in such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall assume in writing all of the obligations of the Corporation under this Certificate of Designation in accordance with the provisions of this

Section 7.2 pursuant to written agreements in form and substance approved by a majority of the holders of issued and outstanding Series A Non-Voting Preferred Stock prior to such Fundamental Transaction (excluding, for the avoidance of doubt, any shares of Series A Non-Voting Preferred Stock that are held by the Corporation or its controlled Affiliates (including in treasury), whether repurchased, redeemed, acquired in connection with the indemnification obligations set forth in the Merger Agreement or otherwise which shall not be participate in such approval). The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

7.3 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8.

Redemption. The shares of Series A Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law, nor shall the foregoing limit the Holder’s rights under Section 6.5.3.

9. Transfer. A Holder may transfer such shares of Series A Non-Voting Preferred Stock in whole, or in part, together with the accompanying rights set forth herein, held by such holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9.

10. Series A Non-Voting Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Series A Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address, electronic mail address and facsimile number of each holder in whose name the shares of Series A Non-Voting Preferred Stock have been issued and (ii) the name, address, electronic mail address and facsimile number of each transferee of any shares of Series A Non-Voting Preferred Stock. The Corporation may treat the Person in whose name any share of Series A Non-Voting Preferred Stock is registered on the register as the owner and holder thereof for all purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series A Non-Voting Preferred Stock or his, her or its legal representatives.

11. Notices. Any notice required or permitted by the provisions of this Certificate of Designations to be given to a holder of shares of Series A Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL to the email address last shown on the records of the Corporation, and shall be deemed sent upon such mailing or electronic transmission.

12. Book Entry; Lost or Mutilated Series A Non-Voting Preferred Stock Certificate. Unless otherwise requested by a Holder, the Series A Non-Voting Preferred Stock will be issued in book entry form; provided, however, if a Holder shall have requested a certificate and such Holder’s Series A Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

13. Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series A Non-Voting Preferred Stock granted hereunder may be waived as to all shares of Series A Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series A Non-Voting Preferred Stock then issued and outstanding (excluding, for the avoidance of doubt, any shares of Series A Non-Voting Preferred Stock that are held by the Corporation or its controlled Affiliates (including in treasury), whether repurchased, redeemed, acquired in connection with the indemnification obligations set forth in the Merger Agreement or otherwise, which shall not be entitled to provide such consent), unless a higher percentage is required by the DGCL, in which case the written consent of the Holders of not less than such higher percentage shall be required.

14. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

15. Headings. The headings of the sections of this Certificate of Designation are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

16. Status of Converted Series A Non-Voting Preferred Stock. If any shares of Series A Non-Voting Preferred Stock shall be converted by the Corporation or acquired by the Corporation or any of its controlled Affiliates, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series A Non-Voting Preferred Stock and shall no longer be outstanding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Ikena Oncology, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock to be duly executed by its Chief Executive Officer this 4th day of August, 2023.

IKENA ONCOLOGY, INC.

By:	/s/ Mark Manfredi, Ph.D.
Name: Mark Manfredi, Ph.D.
Title: Chief Executive Officer

[Signature Page to Certificate of Designation]

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES

OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK)

The undersigned Holder hereby elects to convert the number of shares of Series A Non-Voting Preferred Stock indicated below, [represented by stock certificate No(s). ] [represented in book-entry form], into shares of voting common stock, par value $0.001 per share (the “Common Stock”), of Ikena Oncology, Inc., a Delaware corporation (the “Corporation”), or, if the undersigned is an Existing Non-Voting Common Stock Holder, Non-Voting Common Stock (as applicable), as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designations”) filed by the Corporation with the Secretary of State of the State of Delaware on August 4, 2023.

CONVERSION CALCULATIONS:

Date to Effect Conversion:

Number of shares of Series A Non-Voting Preferred Stock owned prior to Conversion:

Number of shares of Series A Non-Voting Preferred Stock to be Converted:

Estimated Number of shares of Common Stock to be

Issued (based on the Conversion Ratio last publicly disclosed by the Corporation):

Estimated Number of shares of Non-Voting Common Stock to be Issued (based on the Conversion Ratio last publicly disclosed by the Corporation):

Address for delivery of physical certificates: